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OWENS CORNING
One Owens Corning Parkway
Toledo, Ohio 43659
                                                           NEWS
FIBREBOARD CORPORATION
2200 Ross Avenue, Suite 3600
Dallas, Tx 75201


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Contact:  Owens Corning                                 Fibreboard Corporation
          William K. Hamilton                           Stephen L. DeMaria
          Media Relations                               Corporate Relations
          (419) 248-6190                                (214) 954-9500

          Rhonda L. Brooks
          Investor Relations
          (419) 248-8485                                For Immediate Release


                    Hart-Scott-Rodino Waiting Period Ended
                     For Owens Corning, Fibreboard Merger


TOLEDO, Ohio, and DALLAS, Texas; June 5, 1997 - Owens Corning (NYSE/TSE: OWC) and Fibreboard Corporation (AMEX: FBD) today announced that they have received notice of termination of the Hart-Scott-Rodino waiting period in connection with Owens Corning's tender offer for all of the outstanding shares of common stock of Fibreboard Corporation.

Owens Corning and Fibreboard announced a merger agreement on May 28, approved by the Boards of Directors of both companies, providing for Owens Corning to acquire all of the outstanding shares of Fibreboard Corporation for $55.00 per share. A tender offer for the shares was launched Friday, May 30.

The merger, Owens Corning's sixteenth acquisition during the past three years and the largest to date, will substantially strengthen the company's offering in building materials systems and provide Fibreboard the resources for continued growth. The merger is expected to be accretive to Owens Corning in 1997 and on an ongoing basis. The companies expect the transaction to close early in the third quarter of 1997.

Headquartered in Toledo, Ohio, Owens Corning is a world leader in high performance glass fiber composites and building materials with sales in 1996 of $3.8 billion. The company employs 19,000 people in more than 30 countries.

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Headquartered in Dallas, Texas, Fibreboard is a leading producer of vinyl siding and other residential and industrial building materials. Sales in 1996 were $469 million. On a pro-forma basis - assuming Fibreboard's 1997 acquisitions had been completed on January 1, 1997 - the company's sales this year would be expected to be close to $800 million. The company employs 3,400 people and operates a total of 21 manufacturing plants in the U.S. and Canada.

Internet websites for the two companies can be found at http://www.owenscorning.com, www.norandex.com and www.culturedstone.com.


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